MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2011

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing silver, and developing, exploring and acquiring mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”. The Company’s common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines, all located in Mexico.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2011 and for the three months ended March 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the audited consolidated annual financial statements for the year ended December 31, 2010, which were prepared in accordance with Canadian Generally Accepted Accounting Principles. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com, and on the Company’s website at www.firstmajestic.com.

This MD&A relates to the consolidated operations of the Company and its wholly-owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, Ing, the Company’s Chief Operating Officer and Florentino Muñoz, the Company’s Chief Geologist, are also certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTION - All financial information in this MD&A is prepared in accordance with IFRS and all dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. The Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying unaudited consolidated interim financial statements are consistent with those presented for the quarter ended March 31, 2011. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. The comparatives for 2010 differ from those previously issued in the second quarter of 2010 and the annual reports. Further details on the conversion to IFRS are provided in this MD&A and in the notes to our unaudited consolidated interim financial statements for the three and six month period ended June 30, 2011 and for the three months ended March 31, 2011. All information contained in this MD&A is current as of August 10, 2011 unless otherwise stated.

2011 SECOND QUARTER HIGHLIGHTS

HIGHLIGHTS	Second Quarter 2011	Second Quarter 2010	Change Year-on-Year	First Quarter 2011	Change from First Quarter 2011
Revenues	$68.0 million	$27.5 million	Up 148%	$55.3 million	Up 23%
Mine Operating Earnings	$46.8 million	$12.6 million	Up 270%	$35.6 million	Up 31%
Net Earnings after Taxes	$30.6 million	$11.0 million	Up 179%	$23.9 million	Up 28%
Cash Flow Per Share (a non-IFRS measure)	$0.37 per share	$0.12 per share	Up 199%	$0.34 per share	Up 6%
Earnings Per Share - basic	$0.30 per share	$0.12 per share	Up 150%	$0.24 per share	Up 24%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,780,379 oz. Ag	1,538,798 oz. Ag	Up 16%	1,769,208 oz. Ag	Up 1%
Payable Silver Ounces Produced	1,761,697 oz. Ag	1,519,888 oz. Ag	Up 16%	1,751,312 oz. Ag	Up 1%
Silver Equivalent Ounces Produced	1,843,830 eq. oz.	1,656,165 eq. oz.	Up 11%	1,825,366 eq. oz.	Up 1%
Silver Equivalent Ounces Sold	1,829,732 eq. oz.	1,623,844 eq. oz.	Up 13%	1,762,123 eq. oz.	Up 4%
Total Cash Costs per Ounce	$8.32	$7.75	Up 7%	$8.26	Up 1%
Average Revenue per Payable Equivalent Ounces Sold	$39.08	$18.38	Up 113%	$32.60	Up 20%
Cash and Cash Equivalents (as at June 30)	$105.0 million	$14.9 million	Up 602%	$85.6 million	Up 23%

  Generated Revenues of $68.0 million for the second quarter of 2011, an increase of $12.8 million or 23% compared to $55.3 million in the first quarter of 2011 and an increase of 148% or $40.6 million compared to the second quarter of 2010. Smelting and refining charges decreased to 2% of gross revenue in the second quarter of 2011 compared to 6% of gross revenue in the second quarter of 2010 and 3% in first quarter of 2011. Average smelting charges for doré in the second quarter of 2011 were $0.39 per silver ounce produced whereas for concentrates they were $5.43 per silver ounce produced.

  Recognized Mine Operating Earnings of $46.8 million for the second quarter of 2011 compared to $12.6 million in the second quarter of 2010, an increase of $34.1 million or 270%, and an increase of $11.2 million or 31% compared to the first quarter of 2011. The increase was attributed to an increase in sales volume from 1,623,844 ounces of silver equivalent in the second quarter of 2010 to 1,829,732 ounces of silver equivalent in the second quarter of 2011, combined with an increase in sales revenue per payable equivalent ounces from $18.38 in the second quarter of 2010 to $39.08 (Comex average of $38.42) in the second quarter of 2011.

  Earned cash flows from operations of $37.9 million ($0.37 per share) (a non-IFRS measure) for the second quarter of 2011 compared to $11.4 million ($0.12 per share) for the second quarter of 2010, an increase of 234%.

  The Company generated net earnings of $30.6 million for the second quarter of 2011 compared to net earnings of $11.0 million in the second quarter of 2010 and net earnings of $23.9 million in the first quarter of 2011.

  EPS for the second quarter of 2011 was $0.30, compared to EPS of $0.12 for the second quarter of 2010 and $0.24 for the first quarter of 2011.

  Increased production from 1,656,165 silver equivalent ounces in the second quarter of 2010 to 1,843,830 silver equivalent ounces in the second quarter of 2011, an increase of 11%. Production was consistent with the first quarter of 2011 with a 1% increase in silver production.

  Total Cash Costs per ounce (a non-IFRS measure) increased by 1% from $8.26 in the first quarter of 2011 to $8.32 in the second quarter of 2011, due to increased costs of cyanide, electricity and diesel, and a 3% appreciation of the Mexican Peso relative to the US dollar.

  Cash and cash equivalents increased to $105.0 million compared to $41.2 million as at December 31, 2010 and improved working capital to $100.9 million from $46.1 million as at December 31, 2010.

Results of Operations

Revenues (after smelting and refining charges) for the second quarter of 2011 was $68.0 million, an increase of 148% compared to $27.5 million for the second quarter of 2010 and an increase of $12.8 million or 23% compared to the first quarter of 2011. The increase in revenues is primarily attributable to a 113% increase in average revenue per ounce sold and 13% increase in ounces of silver equivalents sold compared to the second quarter of 2010 and a 20% increase in average revenue per ounce sold and 4% increase in ounces of silver equivalents sold in the first quarter of 2011. Smelting and refining charges also decreased to 2% of gross revenue in the second quarter of 2011 compared to 3% of gross revenue in the first quarter of 2011, due to the rate of increase in silver prices exceeding smelting and refining charges in the production of silver. Average smelting and refining charges for doré in the second quarter of 2011 were $0.39 per silver ounce compared to $5.43 per silver ounce for concentrates.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 16% compared to the second quarter of 2010 and 1% compared to the first quarter of 2011. The Company produced 1,780,379 ounces of silver in the second quarter of 2011 compared to 1,538,798 ounces of silver in the second quarter of 2010 and 1,769,208 ounces for the quarter ended March 31, 2011, respectively. In the second quarter of 2011, 97% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

In the second quarter of 2011, the Company sold 1,829,732 ounces of silver equivalent at an average price of $39.08 per ounce compared to 1,623,844 ounces of silver equivalent in the second quarter of 2010 at an average price of $18.38 per ounce, representing an increase of 13% in shipments over the same quarter in 2010 and an increase of 4% compared to 1,762,123 ounces of silver equivalent in the shipments in the first quarter of 2011.

Total production for the second quarter of 2011 was 1,843,830 ounces of silver equivalents consisting of 1,780,379 ounces of silver, 337 ounces of gold, 1,392,132 pounds of lead and 26,103 pounds of zinc. Silver equivalent production increased 11% compared to the 1,656,165 ounces of silver equivalents produced in the second quarter of 2010, which consisted of 1,538,798 ounces of silver, 541 ounces of gold and 1,494,548 pounds of lead.

The Company generated net earnings of $30.6 million, or EPS of $0.30 compared to a net earnings of $23.9 million, or EPS of $0.24, in the first quarter of 2011, an increase of $6.7 million or 28%.

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and byproduct credits, which is a non-IFRS measure) for the second quarter was $8.32 per ounce of silver compared to $8.26 in the first quarter of 2011 and $7.75 in the second quarter of 2010. The cost increase was attributed to an increase in cost of cyanide, electricity and diesel, and a 3% and 6% stronger Mexican peso relative to the US dollar compared to the respective periods. The average head grade for the second quarter of 2011 was 198 g/t, 13 g/t lower than the first quarter of 2011 and 26 g/t lower than the second quarter of 2010. Recoveries for the second quarter were 58%, which were 1% higher than the first quarter of 2011 and 5% higher than the second quarter of 2010.

Management was notified in early May by the Company’s primary supplier of cyanide that there would be an estimated one month disruption of deliveries from its plant in southern USA due to the flooding of the Mississippi River. The Company’s immediate response was to locate additional suppliers to ensure the stability of this essential ingredient in the processing of oxides ores. A secondary supplier was already in place at the San Martin mine so additional tonnage of cyanide was sourced through this supplier as well as an additional supplier that supplied potassium cyanide for the La Parrilla operations. Additional cyanide was flown in from the USA to keep a continuous supply at La Encantada. As a result of the constrained supply of cyanide and increasing petroleum prices, the costs per kilogram of cyanide increased significantly in the second quarter and some of the higher price inventory will be consumed as well in the third quarter of 2011. By the end of the third quarter all of the higher priced cyanide will be consumed, however, the prices for cyanide on average have increased approximately 19% from our budgeted amounts at the beginning of the year, and this converts to an increase in costs of approximately $0.16 per ounce of silver, related to silver ounces production from oxide ore. The impact on costs at La Encantada are mitigated due to the installation of an automated cyanide feed which caused the rate of cyanide consumption to be reduced by 30% from the rate budgeted for the year.

Mine operating earnings for the second quarter of 2011 increased by 270% to $46.8 million, compared to mine operating earnings of $12.6 million for the second quarter of 2010. The increases are associated with an increase in revenues due to higher silver prices and increased production.

Operating earnings increased by 295%, or $30.8 million, to $41.3 million for the quarter ended June 30, 2011, compared to $10.4 million for the quarter ended June 30, 2010, due to the 13% increase in payable equivalent ounces sold and the 113% increase in average revenue per ounce of payable silver equivalent ounces sold. For the six month period ended June 30, 2011, operating earnings was $70.7 million, an increase of 525% or $59.4 million compared to the six month period ended June 30, 2010.

During the quarter ended June 30, 2011, the Company spent $6.4 million on its mineral properties and a further $12.4 million on plant and equipment on a cash basis. This compares to $3.3 million invested in mineral properties and $1.1 million in plant and equipment in the second quarter of 2010. In the first half of 2010, the focus of the Company was the completion of the La Encantada cyanidation plant and building up its treasury by deferring non-essential exploration and development costs. In 2011, the Company has resumed its capital investment and also commenced the expansion project on the La Parrilla Silver Mine and construction of the Del Toro Silver Mine.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	La Parrilla properties
	Del Toro Silver Mine	Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	La Luz Silver Project	La Luz property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards.

  MINING OPERATING RESULTS

Quarter Ended June 30,		CONSOLIDATED FIRST MAJESTIC	Year to Date June 30,
2011	2010	RESULTS	2011	2010
482,077	404,350	Ore processed/tonnes milled (4)	938,583	741,460
198	224	Average silver grade (g/tonne)	205	223
58%	53%	Recovery (%)	58%	55%
1,780,379	1,538,798	Total silver ounces produced (4)	3,549,587	2,948,623
337	541	Gold ounces produced (4)	688	1,398
15,825	38,555	Equivalent ounces from gold (4)	32,576	98,245
1,392,132	1,494,548	Pounds of lead produced (4)	2,580,044	4,036,618
42,305	78,814	Equivalent ounces from lead (4)	80,645	228,701
26,103	-	Pounds of zinc produced (4)	26,103	-
680	-	Equivalent ounces from zinc (4)	680	-
1,843,830	1,656,165	Total production - ounces silver equivalent (4)	3,669,196	3,275,569
1,761,697	1,519,888	Payable silver ounces produced	3,513,008	2,632,180
1,829,732	1,623,844	Ounces of silver equivalent sold (1)	3,591,855	2,922,503
$8.32	$7.75	Total cash cost per ounce (2)(6)	$8.29	$7.72
8,708	5,063	Underground development (m) (5)	15,733	10,163
12,446	3,090	Diamond drilling (m) (5)	18,239	3,399
$30.03	$29.11	Total production cost per tonne (3)	$30.03	$32.78

Quarter Ended June 30,		LA ENCANTADA	Year to Date June 30,
2011	2010	RESULTS	2011	2010
333,710	264,552	Ore processed/tonnes milled (4)	648,422	459,302
208	248	Average silver grade (g/tonne)	216	244
51%	44%	Recovery (%)	50%	46%
1,133,654	921,078	Total silver ounces produced (4)	2,270,073	1,644,700
24	13	Gold ounces produced (4)	50	25
1,042	897	Equivalent ounces from gold (4)	2,180	1,669
-	549,461	Pounds of lead produced (4)	-	2,095,246
-	28,249	Equivalent ounces from lead (4)	-	119,062
1,139,336	950,223	Total production - ounces silver equivalent (4)	2,277,960	1,765,431
1,127,985	915,312	Payable silver ounces produced	2,258,722	1,354,620
1,139,205	889,676	Ounces of silver equivalent sold	2,234,897	1,465,899
$7.61	$7.20	Total cash cost per ounce (2)(6)	$7.39	$7.49
2,784	1,964	Underground development (m)	5,621	3,997
3,493	1,898	Diamond drilling (m)	4,534	1,898
$24.09	$23.34	Total production cost per tonne (3)	$23.95	$26.95

Quarter Ended June 30,		LA PARRILLA	Year to Date June 30,
2011	2010	RESULTS	2011	2010
77,363	75,271	Ore processed/tonnes milled	151,866	148,714
208	205	Average silver grade (g/tonne)	196	209
76%	76%	Recovery (%)	75%	75%
395,716	375,465	Total silver ounces produced	715,121	750,911
62	100	Gold ounces produced	162	219
4,603	9,955	Equivalent ounces from gold	10,506	21,038
1,392,132	945,087	Pounds of lead produced	2,580,044	1,941,372
42,305	50,565	Equivalent ounces from lead	80,645	109,639
26,103	-	Pounds of zinc produced	26,103	-
680	-	Equivalent ounces from zinc	680	-
443,304	435,983	Total production - ounces silver equivalent	806,952	881,588
383,957	363,532	Payable silver ounces produced	692,714	727,313
445,785	429,773	Ounces of silver equivalent sold	812,422	874,985
$8.84	$7.57	Total cash cost per ounce (2)(6)	$9.65	$7.70
3,579	1,780	Underground development (m)	5,900	3,484
2,764	-	Diamond drilling (m)	5,157	37
$45.88	$37.34	Total production cost per tonne (3)	$44.27	$38.64

Quarter Ended June 30,		SAN MARTIN	Year to Date June 30,
2011	2010	RESULTS	2011	2010
71,004	64,527	Ore processed/tonnes milled	138,295	133,444
141	150	Average silver grade (g/tonne)	159	166
78%	78%	Recovery (%)	80%	78%
251,009	242,255	Total silver ounces produced	564,393	553,012
251	428	Gold ounces produced	476	1,154
10,180	27,703	Equivalent ounces from gold	19,890	75,538
261,190	269,958	Total production - ounces silver equivalent	584,284	628,550
249,755	241,044	Payable silver ounces produced	561,572	550,247
244,742	286,297	Ounces of silver equivalent sold	560,652	633,274
$10.72	$10.13	Total cash cost per ounce (2)(6)	$10.24	$8.32
1,944	1,319	Underground development (m)	3,441	2,682
4,488	1,192	Diamond drilling (m)	6,142	1,464
$40.67	$43.13	Total production cost per tonne (3)	$42.94	$40.91

(1) Includes 19,907 ounces in the quarter ended June 30, 2011 and 36,023 ounces in the six month period ended June 30, 2011 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2) The Company reports non-IFRS measures which include production costs per tonne and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-IFRS measures. See Reconciliation to IFRS on pages 7 and 8.

(3) Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(4) The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 261,957 silver equivalent ounces during the quarter ended March 31, 2010.

(5) Includes 402 metres of underground development and 1,700 metres of diamond drilling at the Del Toro project for the quarter ended June 30, 2011 and 772 metres of underground development and 2,405 metres of diamond drilling for the six months ended June 30, 2011

(6) Effective in the first quarter of 2011, the Company has changed its method of calculating total cash cost per ounce by using "payable silver ounces" (i.e. net of metal ounces deducted by the refinery) instead of "silver ounces produced". Consequently, total cash costs are after removing the value of metal deductions. Total cash costs per ounce for comparative periods have been restated to conform with the current presentation.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

“Total Cash Cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-IFRS measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated interim statements of income.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2011				Three Months Ended June 30, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$18,112				$12,324
Add (Deduct): Vancouver cost of sales and intercompany elimination				103				(56)
Cost of sales (mine)	$3,473	$4,173	$10,569	$18,215	$2,998	$2,928	$6,342	$12,268
Add: Third party smelting and refining	87	1,458	480	2,025	122	1,026	720	1,868
Deduct: By-product credits	(387)	(1,795)	(225)	(2,407)	(595)	(1,215)	(492)	(2,302)
Deduct: Royalties	-	(92)	-	(92)	-	(16)	-	(16)
Deduct: Employee benefits	(460)	(160)	(2,533)	(3,153)	(157)	-	(721)	(878)
Inventory changes	(26)	(114)	294	154	79	27	746	852
Other non-cash costs	(9)	(74)	(4)	(87)	(6)	2	(2)	(6)
Total cash cost (A)	$2,678	$3,396	$8,581	$14,655	$2,441	$2,752	$6,593	$11,786
Tonnes produced	71,004	77,363	333,710	482,077	64,527	75,271	264,552	404,350
Payable ounces of silver produced (B)	249,755	383,957	1,127,985	1,761,697	241,044	363,532	915,312	1,519,888
Add: Metal deduction ounces	1,255	11,760	5,668	18,683	1,211	11,933	5,766	18,910
Add: Silver equivalent ounces from by-products	10,180	47,587	5,683	63,450	27,703	60,518	29,145	117,367
Total ounces of silver equivalents produced	261,190	443,304	1,139,336	1,843,830	269,958	435,983	950,223	1,656,165
Total cash cost per ounce (A/B)	$10.72	$8.84	$7.61	$8.32	$10.13	$7.57	$7.20	$7.75
Mining cost per tonne	$14.47	$16.77	$3.80	$7.45	$17.48	$15.15	$4.61	$8.63
Milling cost per tonne	17.36	20.13	16.97	17.53	16.95	16.18	15.60	15.93
Indirect cost per tonne	8.84	8.98	3.32	5.04	8.70	6.01	3.13	4.55
Total production cost per tonne	$40.67	$45.88	$24.09	$30.03	$43.13	$37.34	$23.34	$29.11
Mining cost per ounce	$4.11	$3.38	$1.12	$2.04	$4.68	$3.14	$1.33	$2.30
Milling cost per ounce	4.93	4.06	5.02	4.80	4.54	3.35	4.51	4.24
Indirect cost per ounce	2.52	1.80	0.99	1.38	2.32	1.24	0.90	1.19
Transport and other selling costs cost per ounce	0.36	0.48	0.25	0.32	0.55	0.36	0.21	0.30
Smelting and refining costs cost per ounce	0.35	3.80	0.43	1.15	0.51	2.82	0.79	1.23
By-product credits cost per ounce	(1.55)	(4.68)	(0.20)	(1.37)	(2.47)	(3.34)	(0.54)	(1.51)
Total cash cost per ounce	$10.72	$8.84	$7.61	$8.32	$10.13	$7.57	$7.20	$7.75

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2011				Six Months Ended June 30, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$34,931				$20,953
Add (Deduct): Vancouver cost of sales and intercompany elimination				(55)				390
Cost of sales (mine)	$6,782	$7,490	$20,604	$34,876	$5,837	$5,922	$9,584	$21,343
Add: Third party smelting and refining	167	2,790	939	3,896	225	1,990	2,514	4,729
Deduct: By-product credits	(591)	(3,154)	(300)	(4,045)	(1,358)	(2,373)	(1,793)	(5,524)
Deduct: Royalties	-	(130)	-	(130)	-	(41)	-	(41)
Deduct: Employee benefits	(710)	(162)	(4,571)	(5,443)	(157)	-	(721)	(878)
Inventory changes	122	(71)	21	72	39	102	563	704
Other non-cash costs	(21)	(78)	(7)	(106)	(6)	-	(4)	(10)
Total cash cost (A)	$5,749	$6,685	$16,686	$29,120	$4,580	$5,600	$10,143	$20,323
Tonnes produced	138,295	151,866	648,422	938,583	133,444	148,714	334,794	616,952
Payable ounces of silver produced (B)	561,572	692,714	2,258,722	3,513,008	550,247	727,313	1,354,620	2,632,180
Add: Metal deduction ounces	2,822	22,408	11,350	36,580	2,765	23,597	28,887	55,249
Add: Silver equivalent ounces from by-products	19,890	91,831	7,888	119,609	75,538	130,678	119,968	326,184
Total ounces of silver equivalents produced	584,284	806,953	2,277,960	3,669,197	628,550	881,588	1,503,475	3,013,613
Total cash cost per ounce (A/B)	$10.24	$9.65	$7.39	$8.29	$8.32	$7.70	$7.49	$7.72
Mining cost per tonne	$16.21	$15.61	$3.87	$7.58	$16.90	$16.75	$7.55	$11.79
Milling cost per tonne	17.71	19.99	16.95	17.56	15.62	15.94	15.10	15.41
Indirect cost per tonne	9.02	8.67	3.13	4.89	8.39	5.95	4.30	5.58
Total production cost per tonne	$42.94	$44.27	$23.95	$30.03	$40.91	$38.64	$26.95	$32.78
Mining cost per ounce	$3.99	$3.42	$1.11	$2.03	$4.10	$3.42	$1.87	$2.76
Milling cost per ounce	4.36	4.38	4.87	4.69	3.79	3.26	3.73	3.61
Indirect cost per ounce	2.22	1.90	0.89	1.30	2.03	1.21	1.05	1.31
Transport and other selling costs cost per ounce	0.42	0.47	0.23	0.31	0.46	0.33	0.30	0.34
Smelting and refining costs cost per ounce	0.30	4.03	0.42	1.11	0.41	2.74	1.86	1.80
By-product credits cost per ounce	(1.05)	(4.55)	(0.13)	(1.15)	(2.47)	(3.26)	(1.32)	(2.10)
Total cash cost per ounce	$10.24	$9.65	$7.39	$8.29	$8.32	$7.70	$7.49	$7.72

Note 1 – The table above does not include 261,957 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,348,346.

REVIEW OF MINING OPERATING RESULTS

Total mine production for the second quarter of 2011 consisted of 1,843,830 ounces of silver equivalent representing an increase of 11% compared to 1,656,165 ounces of silver equivalent produced in the second quarter of 2010.

Production in the second quarter of 2011 consisted of 1,780,379 ounces of silver, an increase of 16% compared to the second quarter of 2010. A total of 1,392,132 pounds of lead was produced, representing a decrease of 7% compared to the second quarter of 2010, due to the discontinued flotation production at the La Encantada mine at the end of the second quarter of 2010. Gold production in the second quarter of 2011 was 337 ounces, representing a decrease of 38% compared to the second quarter of 2010.

The ore processed during the second quarter of 2011 from the Company's combined operations at the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 482,077 tonnes which is an increase of 19% compared to the second quarter of 2010 and an increase of 6% compared to the first quarter of 2011.

The average silver head grade in the second quarter of 2011 for the three mines decreased to 198 grams per tonne (“g/t”) silver compared to 224 g/t silver in the second quarter of 2010 and from 211 g/t in the first quarter of 2011. Consolidated grade is lower due to lower grade production from San Martin in the second quarter.

The consolidated recovery was 58% in the second quarter of 2011, up marginally from 57% in the first quarter of 2011. Efforts are continuing to increase the recoveries at La Encantada as the mixture of tailings to fresh ore was increased from 3:1 (25% fresh ore) to 5:2 (29% fresh ore) during the quarter. By the end of 2011, the mixture of tailings to fresh ore should be reduced to 9:5 (36% fresh ore and 64% tailings). However, this requires additional milling capacity (1,500 tpd), which will be supplied by an additional ball mill that is expected to be commissioned in the fourth quarter. Under ideal conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

Management is also testing a new sulphuric acid leach process to extract manganese from the ore prior to processing, which is expected to further improve recoveries. During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company's own lab at the La Encantada operation. The results of the metallurgic tests show the possibility to improve metallurgical recoveries substantially and are currently being evaluated further to define the economic parameters of adding this additional process.

The underground development in all operations and projects has been increased in the quarter with the objective of preparing the mines for future increases in production. A total of 8,708 metres of underground development were completed in the second quarter of 2011 compared to 7,025 metres completed in the first quarter of 2011 and 5,063 metres in the second quarter of 2010.

Diamond drilling programs companywide during the second quarter of 2011 amounted to 12,446 metres over 48 holes consisting primarily of definition drilling, representing an increase of 303% compared to the 3,090 metres executed in the second quarter of 2010. A total of 18,239 metres have been drilled in the first half of 2011 over 91 holes.

Drilling has been focused on several objectives:

a)	Definition drilling to assist in mining activities with the objective to plan for future production.
b)

An infill-drilling program has been conducted at the Del Toro mine to upgrade the resources, where the three known ore bodies were drilled, confirming the extension at depth, and at La Encantada, the Milagros breccia was drilled at depth confirming also the continuity of the breccia.

c)

Drilling at the Company’s three mines exploring for new ore bodies such as the new Temiz vein at the Rosarios area and continuing the drilling at surface to check some geologic targets at La Parrilla mine, at the La Encantada mine where the first geophysics anomaly at the El Plomo area is being drilled.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a newly constructed 3,750 tonnes per day cyanidation plant, an old 1,000 tonnes per day flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. On April 1, 2010, the new 3,750 tpd cyanidation mill achieved commercial stage production and all revenues and costs from that date forward are recorded in the mine operating earnings. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the new tailings filter presses, the new plant at La Encantada, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve over 3,900 tpd throughput during the second quarter, producing silver at a rate of over four million ounces of silver doré annually. There was a failure of the #3 thickener which resulted in two days of lost production in the quarter which was made up during the period.

Ore processed in the second quarter of 2011 was 333,710 tonnes compared to 314,712 tonnes in the first quarter of 2011, an increase of 6% and an increase of 26% compared to the 264,552 tonnes processed in the second quarter of 2010. The average head grade was 208 g/t in the second quarter of 2011, representing a decrease of 8% when compared to 225 g/t in the first quarter of 2011 and a decrease of 16% compared to the 248 g/t in the second quarter of 2010. Silver recovery in the second quarter of 2011 was 51%, an increase from the 50% in the first quarter of 2011 and the 44% in the second quarter of 2010. Recoveries increased in the quarter due to an increase in the rate of feeding fresh ore and fine tuning the flow-circuit of the cyanidation plant.

A total of 1,139,336 equivalent ounces of silver were produced by the La Encantada plant during the second quarter of 2011, which was consistent with the 1,138,624 equivalent ounces of silver produced in first quarter of 2011, and an increase of 20% compared to the 950,223 equivalent ounces of silver produced in the second quarter of 2010. Silver production in the second quarter of 2011 consisted of 1,133,654 ounces of silver, which was consistent with the 1,136,419 ounces produced in the first quarter of 2011, and an increase of 23% when compared to the 921,078 ounces produced in the second quarter of 2010. No lead was produced during the second quarter of 2011, compared to 549,641 pounds in the second quarter of 2010, as production from the flotation circuit was halted since the second quarter of 2010.

Underground mine development consisted of 2,784 metres completed in the second quarter of 2011 compared to 2,837 metres of development completed in the first quarter of 2011, representing a decrease of 2%. The current development program is focused on improving haulage and logistics for ore and waste that is transported by trucks from several production areas within the mine, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources.

A total of three diamond drill rigs are operating at La Encantada, completing a total of 3,493 metres of diamond drilling was completed in the second quarter of 2011 compared to 1,041 metres in the first quarter of 2011. Diamond drilling with three drill rigs is currently focusing on upgrading Measured and Indicated Resources to Reserves and extending areas of previously defined Resources, such as the Milagros breccia where drilling at depth confirmed the continuation of the mineralization below the 635 level and down to the 600 level, where development work was initiated.

The preparation of the Buenos Aires area was completed in the first quarter of 2011 and preparation of new areas continues during the second quarter. These new areas will contribute to increased production from fresh ore to 1,250 tpd during the second half of 2011, compared to the 1,150 tpd of fresh ore currently being processed in the second quarter of 2011, with a daily total average of 3,926 tonnes per day. During the third quarter, an additional ball mill will be installed at the fresh ore grinding plant, which will enable the Company to increase fresh ore processing from 1,250 tpd to 1,500 tpd by the end of the year. This increase of fresh ore throughput is expected to have a positive impact on the blended head grades and recoveries.

During the first half of 2011, the automatic feed of reagents was completed at the new plant, achieving a more efficient use of reagents and an additional new power generator was added to the generation plant to replace the last old and inefficient generator which is expected to result in future savings on spare parts, repairs and maintenance, and provide a more continuous operation of the plant and supporting infrastructure. A complete upgrade of the haulage level was completed and the two production shafts, including the hoists, received a complete repair and upgrade. During the second quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company's own lab at the La Encantada operation. A new process appears to improve metallurgical recoveries substantially and is currently being evaluated further to define the economic parameters of adding this additional process.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes an 850 tpd processing plant consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and associated infrastructure. In September 2010, the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions cover a contiguous area of 69,867 hectares. The Company also leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

In the second quarter of 2011, 77,363 tonnes of ore were processed at La Parrilla, representing an increase of 4% when compared with the 74,503 tonnes processed in the first quarter of 2011, and an increase of 3% when compared with the 75,271 tonnes processed in the second quarter of 2010.

Total production at the La Parrilla Silver Mine was 443,304 equivalent ounces of silver in the second quarter of 2011. This was an increase of 22% compared to the first quarter of 2011 and an increase of 2% compared to the second quarter of 2010. The composition of the silver equivalent production in the second quarter of 2011 consisted of 395,716 ounces of silver, 62 ounces of gold, 1,392,132 pounds of lead and 26,103 pounds of zinc. This compares with a composition of 319,405 ounces of silver, 100 ounces of gold and 1,187,912 pounds of lead produced in the first quarter of 2011 and 375,465 ounces of silver, 100 ounces of gold and 945,087 pounds of lead in the second quarter of 2010. During the quarter, approximately 25,847 tonnes of oxide ore were extracted from the open pit area at the Quebradillas mine (59,388 tonnes for the six months ended June 30, 2011) which had an average grade of 180 g/t Ag, helping to increase the overall grade and recoveries from those of the first quarter. Recovery levels of silver in the second quarter were 76% compared to 73% in the first quarter of 2011.

A total of 3,579 metres of underground development was completed in the second quarter of 2011, compared to 2,321 metres in the first quarter of 2011 and 1,780 metres in the second quarter of 2010. Accelerated development at the four mines which make up the La Parrilla mining complex is underway to prepare the mine for increased production planned in the flotation circuit for the second half of the year and in the cyanidation circuit for the first quarter of 2012. Development in the lower levels 8, 9 and 10 of the Rosarios / La Rosa vein continued during the quarter providing access to reserves and resources. Also, at level 10 preparation began on the vein to provide access for production to further reserves at depth, and also allowing for the upgrading of Measured and Indicated and Inferred Resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was previously defined from earlier diamond drilling programs. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant once the zinc circuit is in place.

At the Las Vacas mine, development of the general access ramp was re-initiated during the quarter, with the objective of having an additional production area in the second half of the year and beyond.

A total of 2,764 metres of diamond drilling was completed in the second quarter of 2011 compared to 2,393 metres of diamond drilling in the first quarter of 2011 and none in the second quarter of 2010, presently there are four diamond drill rigs operating at La Parrilla. During the quarter, diamond drill holes intersected a new area that has been named the “Temiz area”, which appears to be an extension branch of the Rosarios vein. Development was conducted to reach this new area at level 8 and additional drilling is being programmed to drill it at depth in level 10.

An aggressive regional mapping is currently underway using two teams of geologists in the Company’s 69,867 hectares of mining claims in order to define a broad exploration program including diamond drilling scheduled for the second half of 2011.

In December 2010, a major expansion program at La Parrilla was launched and has made substantial advances. The new crushing area has been tested; the new ball mill for the sulphides circuit is installed; and the expansion of the flotation circuit and the new thickeners and filters are all on schedule for completion during the third quarter. The cyanidation circuit is also advancing significantly and is on time to be completed by year end. The older leach tanks and counter-current thickeners are being replaced; a new larger power line and new substation are progressing and expected to be completed also during the third quarter; a new counter current washing circuit is under construction; a new Merrill Crowe facility with the latest induction furnaces are now being installed; and a new state of the art laboratory is under construction.

This expansion once completed will result in the total mill capacity reaching 1,600 tpd, from the current 850 tpd, effectively doubling the current output of the La Parrilla operation from approximately 1.8 million ounces produced in 2010 to over 3.0 million ounces of silver equivalent production annually consisting of 2.3 million ounces of silver and 0.7 million ounces of silver equivalents in the form of lead and zinc.

The total capital budget for the expansion, including expanded underground development is expected to be $40.5 million, increasing from the previous budget of $34.9 million due to additional civil work to ensure solid grounding of foundations for tanks, thickeners and in the crushing and grinding areas, as well as additional civil work to prepare the La Parrilla laboratory for ISO certification and as a training lab for the Company’s other mining and exploration activities. The expansion is anticipated to result in the mill capacity reaching 1,600 tpd by the end of 2011. Flotation operations are anticipated to commence no later than October 1, 2011 and cyanidation at the new installations are scheduled to start up no later than December 1, 2011.

As at June 30, 2011, from a total budget of $40.5 million, a total of $13.3 million had been paid and a further $15.3 million of capital expenditures have been committed.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 900 tpd cyanidation plant and 500 tpd flotation plant, mine buildings, infrastructure and offices are located. The processing plant has historically produced 100% of its production in the form of silver doré with some gold content. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics. The Company owns 100% of the San Martin Silver Mine.

In the second quarter of 2011, 71,004 tonnes were processed at the San Martin Mine, representing an increase of 6% when compared to the 67,291 tonnes milled in the first quarter of 2011 and an increase of 10% compared to the 64,527 tonnes milled in the second quarter of 2010. The average head grade was 141 g/t in the second quarter of 2011, representing a decrease of 21% when compared to the 179 g/t in the first quarter of 2011 and a decrease of 6% when compared to the 150 g /t in the second quarter of 2010.

Total production of 261,190 ounces of silver equivalent in the second quarter of 2011 was 19% lower than the 323,094 equivalent ounces of silver produced in the first quarter of 2011 and 3% lower than the 269,958 equivalent ounces of silver produced in the second quarter of 2010. The equivalent ounces of silver in the second quarter of 2011 consisted of 251,009 ounces of silver and 251 ounces of gold. This compares with 313,384 ounces of silver and 225 ounces of gold produced in the first quarter of 2011 and 242,255 ounces of silver and 428 ounces of gold in the second quarter of 2010. Silver recovery levels in the second quarter of 2011 decreased 3% to 78% compared to the first quarter of 2011 and were consistent with the second quarter of 2010.

During the second quarter of 2011, a total of 1,944 metres of underground development was completed compared to 1,497 metres in the first quarter of 2011. In addition, 4,488 metres of diamond drilling was completed in the second quarter of 2011 compared to 1,654 metres in the first quarter of 2011.

Exploration continued with a short hole drilling program and 26 holes (covering 4,792 metres) of which 18 holes with 2,986 metres were drilled into the footwall and hanging wall has shown some success with the previous discovery of the San Pedro area. This underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide feed. The Company has five drill rigs currently operating at San Martin both from surface and underground. During the quarter, a total of eight holes including 1,806 metres were drilled from surface which indicated evidence of economic ore in the Rosarios and La Huichola veins. Further drilling is underway.

The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of silver on surface. A total of eight holes were drilled of which six holes intersected economic mineralization. During the second quarter, the 3.5 kilometre road was completed to the La Esperanza area and the first 150 metres of 500 metres ramp was built reaching the Esperanza vein at 100 metres in depth. Development following the vein is now underway. To date, 100 metres along strike have been completed and a first ore body has been defined. The grade within the structure is currently averaging 350 g/t silver with an average width of 1.40 metres over the 80 metres.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro is an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary. First Majestic owns 100% of the Del Toro Silver Mine.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010, the “Change of Use of Land Permit” for a new flotation plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. Re-permitting is currently underway in conjunction with a Preliminary Economic Evaluation which is expected to be released in October 2011.

Commencing in late 2010, an extensive development program was launched consisting of 1,650 metres of ramp and crosscuts to achieve three objectives: 1) to gain access to each of the three defined ore bodies to upgrade the current NI 43-101 Resources to Reserves, 2) to prepare the ore bodies for mining, and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources.

A crosscut was made at the 7th level (176 metres from surface) in the first quarter where two drill rigs were installed and continue to drill. As at quarter end, five holes were completed for a total of 2,401 metres, two of these holes were drilled looking for the continuation of the mineralization at depth and three of the holes were drilled with the objective of infill drilling of these known ore bodies to upgrade the reserves and resources.

During the quarter, 379 metres of development were completed. Development is continuing past the 7th level where the two drill rigs are currently stationed. To date, the ramp is 1,484 metres in length and 220 metres in vertical depth from the surface. This ramp will continue for another 150 metres where a second crosscut will be constructed for an additional drill station. Also, this main ramp will act as an access to the three main ore bodies. Development for mining purposes began in the third quarter and will continue over the next twelve months during the construction of the new mill. The drill program is extremely encouraging and is showing good signs of success.

Also, during the second quarter, the Company received municipal government approval for construction of a water treatment facility to treat the sewage coming from the town of Chalchihuites and to supply water to the Del Toro mill. In addition, after receiving approvals from the local Ejido, the Company constructed a three kilometre long road to allow for heavy equipment and vehicles to access the mine site bypassing the town of Chalchihuites.

The Company plans the following activities to advance the Del Toro Silver Mine:

  Continue the underground infill drilling program in order to further define and upgrade resources at depth in the three ore bodies defined in the previous exploration programs;
  Continue development of the main ramp an additional 400 metres in the second half of 2011 to gain access to ore body No. 3 at depth which is expected to become the starting production level for sulphide production;
  Once the current underground drill program has been completed, an updated NI 43-101 Technical Report in the form of a Preliminary Economic Evaluation is anticipated to be released in the fourth quarter of 2011;
  Continue with the preparation of the underground infrastructure for preparation of underground mining, which is expected to commence in the second quarter of 2012;
  Commence construction of the power line and substation, road construction, processing plant, and all related surface installations such as laboratory, offices and warehouses; and
  As a result of the development and drilling program currently underway, a much larger oxide resource is being defined than what was previously anticipated. A more detailed evaluation will be released with the NI 43-101 Technical Report, however, preliminary plans are being designed in order to include a 1000 tpd cyanidation circuit combined with the currently permitted 1000 tpd flotation circuit. Prior to the release of the newly updated technical report scheduled for release in October 2011, the following activities are being conducted; a bulk sample is being collected in order to run a pilot test at the La Parrilla plant located 50 km from the Del Toro mine; complete engineering and design of a new 2000 tpd dual circuit plant; and update the Environmental Impact Statement in order to apply for a modified environmental permit.

In March 2011, the Company prepared an initial capital expenditure budget relating to the development and construction of the Del Toro Silver Mine. Initial capital costs, pending changes upon completion of the NI 43-101 Technical Report / Preliminary Economic Evaluation which will include final metallurgical testing and final plant designs is estimated at $43.9 million for 2011.

Ground breaking commenced in April for the construction of the new 1,000 tpd flotation mill. During the second quarter, a re-design process was undertaken to take into consideration a larger dual process facility. Additional land clearing was required and took place in advance of foundation construction which is expected to commence in late August.

Current plans are for production to commence in the second quarter of 2012 with commercial production being reached later in the second half of 2012 for the flotation circuit, and the first quarter of 2013 for the cyanidation circuit.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project (formerly referred to as the Real de Catorce Silver Project) was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the La Luz Silver Project which is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

After the acquisition of this historically famous silver mine (operated under the name Santa Ana at the time), the Company completed all of the necessary transfers of ownership of the mining claims to Normabec’s Mexican subsidiary Minera Real de Bonanza, S.A. de C.V.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.45 million which was paid by January 31, 2011. All payments in cash and shares have now been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project.

During the first quarter of 2011, the Environmental Assessment work commenced with the baseline study. During the second quarter of 2011, the Company commenced the Environment Impact Statement, the Risk Study and the Change of Use of Land Studies, which are expected to be completed by the end of the third quarter. A geo-hydrology study was completed to study the various and alternate water supply sources in the region and a metallurgical test is underway to define the final flow sheet diagram for a flotation plant. These studies are required prior to any permitting to commence activities in this project.

The construction of a Thematic and Cultural Park project, which will include a mining museum, is underway. The final plan for the project will be presented to the federal environmental and heritage authorities for approval in the third quarter. Meanwhile, cleaning and rehabilitation of the historic Santa Ana Hacienda and other old buildings commenced in the first quarter of 2011. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will bring needed employment to the local community and will also form part of the 'Sustainable Development Project' which will provide permanent jobs to the local communities.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company entered into a Letter of Intent whereby the Company agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”). A definitive agreement was entered into on April 15, 2011 with Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. Sonora has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded with a corresponding reduction in the carrying value of the Minera El Pilon mining interests during the period.

RESULTS OF OPERATIONS

For the quarter ended June 30, 2011 compared to the quarter ended June 30, 2010 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	June 30, 2011	June 30, 2010
Revenues	$68,040	$27,456	(1)
Cost of sales	18,112	12,324	(2)
Gross margin	49,928	15,132
Depletion, depreciation and amortization	3,134	2,483	(3)
Mine operating earnings	46,794	12,649	(4)
General and administrative	3,638	2,143	(5)
Share-based payments	1,772	828	(6)
Accretion of decommissioning liabilities	112	123
Foreign exchange loss (gain)	284	(1,616	(7)
Other (income) expenses	(292)	731
Operating earnings	41,280	10,440	(8)
Investment income	381	620	(9)
Finance costs	(388)	(88
Earnings before income taxes	41,273	10,972
Current income tax expense	9,445	43
Deferred income tax expense (recovery)	1,235	(49
Income tax expense (recovery)	10,680	(6	(10)
Net earnings for the period attributable to equity
holders of the Company	$30,593	$10,978	(11)
Earnings per share (basic)	$0.30	$0.12
Earnings per share (diluted)	$0.29	$0.12

1.

Revenues for the quarter ended June 30, 2011 increased by $40,584,000 or 148% to $68,040,000 from $27,456,000 in the second quarter of 2010. The increase was attributed to 13% increase in ounces of silver equivalents sold and an increase in average realized silver price from $18.38 per ounce in the second quarter of 2010 to $39.08 per ounce in the second quarter of 2011. Lower smelting & refining charges per ounce (2% of gross revenue compared to 6% in the second quarter of 2010) also contributed to the increase in revenues in the second quarter of 2011.

2.

Cost of sales increased by $5,788,000 or 47%, to $18,112,000 in the second quarter of 2011 from $12,324,000 in the same quarter of 2010. This increase in cost of sales was primarily related to 13% increase in ounces of silver equivalents sold. Furthermore, inflationary effects on costs in cyanide, electricity and diesel, and 6% stronger Mexican peso against the US dollar also contributed to the increase in cost of sales.

3.

Depletion, depreciation and amortization increased by $651,000 or 26% to $3,134,000 in the second quarter of 2011 from $2,483,000 in the same quarter of 2010. The increase was due to higher depletion resulted from 19% increase in tonnage of ore milled and higher depreciation expense after the Company has resumed its capital investments since the second half of 2010.

4.

Mine operating earnings increased by $34,145,000 or 270% to $46,794,000 for the quarter ended June 30, 2011, compared to $12,649,000 for the same quarter in the prior year. This is primarily due to the $40,584,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses during the second quarter of 2010.

5.

General and administrative expenses for the second quarter of 2011 increased by $1,495,000 or 70% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees and salaries and employee benefits.

6.

Share-based payments for the second quarter of 2011 increased by $944,000 or 114% compared to the same quarter of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current quarter compared to the second quarter of 2010.

7.

Foreign exchange loss for the quarter was $284,000 compared to a gain of $1,616,000 in the second quarter of 2010. The foreign exchange loss for the quarter primarily reflects the effect of the weakening US dollar on the Company’s liabilities that are not denominated in US dollars.

8.

Operating earnings increased by $30,840,000 or 295% to $41,280,000 for the quarter ended June 30, 2011, compared to operating earnings of $10,440,000 for the quarter ended June 30, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

9.

During the quarter ended June 30, 2011, investment income decreased by $239,000 or 39% to $381,000, compared to $620,000 in the same quarter in the prior year. The decrease is primarily attributed to a lower gain on silver futures contracts.

10.

During the quarter ended June 30, 2011, the Company recorded an income tax expense of $10,680,000 compared to a recovery of $6,000 in the quarter ended June 30, 2010, and this is reflective of $30,301,000 or 276% increase in earnings before tax. Current income tax expense increased significantly compared to the second quarter of 2010, as the Company has fully utilized certain allowable tax loss carryforwards.

11.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended June 30, 2011 increased to $30,593,000 or basic earnings per share of $0.30 compared to net earnings of $10,978,000 or $0.12 per common share in the quarter ended June 30, 2010, for an increase of $19,615,000 or 179% compared to the same period in the prior year.

For the six months ended June 30, 2011 compared to the six months ended June 30, 2010 (in $000’s, except for share amounts):

	For the Six	For the Six Months
	Months Ended	Ended
	June 30, 2011	June 30, 2010
Revenues	$123,306	$45,202	(1)
Cost of sales	34,931	20,953	(2)
Gross margin	88,375	24,249
Depletion, depreciation and amortization	5,938	4,433	(3)
Mine operating earnings	82,437	19,816	(4)
General and administrative	7,528	4,013	(5)
Share-based payments	3,661	1,686	(6)
Accretion of decommissioning liabilities	231	182
Foreign exchange loss	309	1,567	(7)
Other expenses	10	1,064
Operating earnings	70,698	11,304	(8)
Investment income	3,856	654	(9)
Finance costs	(506)	(396
Earnings before income taxes	74,048	11,562
Current income tax expense	13,668	61
Deferred income tax expense	5,917	81
Income taxes expense	19,585	142	(10)
Net earnings for the period attributable to equity
holders of the Company	$54,463	$11,420	(11)
Earnings per share (basic)	$0.54	$0.12
Earnings per share (diluted)	$0.51	$0.12

1.

Revenues for the six months ended June 30, 2011 increased by $78,104,000 or 173% compared to $123,306,000 from $45,202,000 in the six months ended June 30, 2010. The increase was attributed to 20% increase in ounces of silver equivalents sold and an increase in average realized silver price from $17.66 per ounce in the six months ended June 30, 2010 to $35.88 per ounce in the six months ended June 30, 2011. Lower smelting & refining charges per ounce (3% of gross revenue compared to 9% in the first half of 2010) also contributed to the increase in revenues in the six months ended June 30, 2011.

2.

Cost of sales increased by $13,978,000 or 67%, to $34,931,000 in the six months ended June 30, 2011 from $20,953,000 in the same period of 2010. This increase in cost of sales was primarily related to 20% increase in ounces of silver equivalents sold. Furthermore, inflationary effects on costs in cyanide, electricity and diesel, and 6% stronger Mexican peso against the US dollar also contributed to the increase in cost of sales.

3.

Depletion, depreciation and amortization increased by $1,505,000 or 34% to $5,938,000 for the six months ended June 30, 2011 from $4,433,000 in the same period of 2010, primarily due to higher depletion expense attributed to 27% increase in tonnage of ore milled. Depreciation expense also increased as depreciation for the La Encantada cyanidation plant did not commence until the plant achieved commercial production in April 2010, therefore only three months of depreciation was recognized in the first half of 2010 as compared to six months of depreciation in the first half of 2011. Increase in depreciation expense was also higher as the Company has resumed its capital investments since the second half of 2010.

4.

Mine operating earnings increased by $62,621,000 or 316% to $82,437,000 for the quarter ended June 30, 2011, compared to $19,816,000 for the same quarter in the prior year. This is primarily due to the $78,104,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses during the second quarter of 2010.

5.

General and administrative expenses for the six months period ended June 30, 2011 increased by $3,515,000 or 88% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees and an annual incentive bonus plan payout regarding 2010.

6.

Share-based payments for the six months ended June 30, 2011 increased by $1,975,000 or 117% compared to the same period of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current quarter compared to the first half of 2010.

8.

Operating earnings increased by $59,394,000 or 525% to $70,698,000 for the six months ended June 30, 2011, compared to operating earnings of $11,562,000 for the six months ended June 30, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

9.

During the six months ended June 30, 2011, investment income increased by $3,202,000 or 490% compared to the same period in the prior year. The increase is primarily attributed to realized gain on silver futures contracts.

10.

During the six months ended June 30, 2011, the Company recorded an income tax expense of $19,585,000 compared to $142,000 in the six months ended June 30, 2010. The increase is reflective of $62,486,000 or 540% increase in earnings before taxes compared to the six months ended June 30, 2010. Current income tax expense increased significantly compared to the same period of 2010, as the Company has fully utilized certain allowable tax loss carryforwards

11.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the six months ended June 30, 2011 increased 377% to $54,463,000 or basic earnings per share of $0.54 compared to net earnings of $11,420,000 or $0.12 per common share in the six months ended June 30, 2010.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	Quarter	Revenues $	Net earnings after taxes $	Basic earnings per common share $	Diluted earnings per common share $	Share-based payments (9) $	Note
Year ended December 31, 2011	Q2	68,040	30,593	0.30	0.29	1,772	1
	Q1	55,266	23,870	0.24	0.23	1,889	2
	Q4	40,092	13,654	0.14	0.13	2,289	3
Year ended December 31, 2010	Q3	32,614	10,059	0.11	0.10	480	4
	Q2	27,456	10,976	0.12	0.12	828	5
	Q1	17,746	444	0.00	0.00	858	6
Year ended December 31, 2009(1)	Q4	17,396	2,360	0.03	0.03	1,041	7
	Q3	12,501	1,677	0.02	0.02	461	8

(1) The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

Notes:

1.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by $1,775,000 increase in income taxes and lower investment income.

2.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,332,000 increase in mine operating earnings.

3.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,595,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred tax expenses.

4.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $917,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

5.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

6.

In the quarter ended March 31, 2010, sales revenues was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.23 in the quarter ended March 31, 2010 compared to $17.72 in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million earnings from pre-commercial sales).

7.

In the quarter ended December 31, 2009, sales revenues increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to $17.72 in the quarter ended December 31, 2009, compared to $15.07 in the prior quarter ended September 30, 2009.

8.

In the quarter ended September 30, 2009, sales revenues increased due to rising prices. The average gross revenue per ounce of silver realized was $15.07 in the quarter ended September 30, 2009, increasing from $12.60 in the prior quarter ended September 30, 2009.

9.

Share-based payments - the net earnings are affected significantly by varying share-based payments amounts in each quarter. Share-based payments results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

REVENUES

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis (expressed in thousands of dollars, except ounce and per ounce amounts)	Quarter Ended June 30,		Year to Date June 30,
	2011 $	2010 $	2011 $	2010(1) $
MEXICO
Revenues from silver dore and concentrates sales	69,642	27,097	124,009	45,440
Payable equivalent silver ounces sold	1,804,304	1,573,834	3,566,546	2,864,600
Average gross revenue per payable equivalent silver ounce sold	39.55	18.36	35.72	17.44
CANADA
Revenues from silver dore, coins, ingots and bullion sales	9,100	1,606	18,448	2,881
Payable equivalent silver ounces sold, from Mexican production	237,140	81,953	508,671	151,182
Average gross revenue per payable equivalent silver ounces sold	38.58	19.60	36.46	19.06
CONSOLIDATED (after intercompany eliminations)
Revenues from silver dore, concentrates, coins, ingots and bullion sales	68,040	27,456	123,306	45,202
Payable equivalent silver ounces sold	1,784,397	1,592,946	3,530,523	2,813,959
Average consolidated gross revenue per payable equivalent silver ounces sold	39.08	18.38	35.88	17.66
Average market price per ounce of silver per COMEX	38.42	18.35	35.08	17.63

(1)

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production in the manner to which it was intended by management, therefore, sales receipts in the quarter ended March 31, 2010 of $4,646,000 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,576,000 in connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period were excluded from the above revenue analysis.

LIQUIDITY

At June 30, 2011, the Company had cash and cash equivalents of $105.0 million and working capital of $100.9 million, compared to cash and cash equivalents of $41.2 million and working capital $46.1 million at December 31, 2010. Cash and cash equivalents increased by $63.8 million during the first half of 2011 as a result of $72.4 million generated from operating activities and $22.9 million from proceeds from exercise of options and warrants, $3.4 million from gain on derivative financial instruments, offset by $28.4 million invested in property, plant and equipment, and mineral property interests and $10.4 million increase in deposits on long-term assets. During the second quarter of 2011, cash and cash equivalents increased by $19.4 million as a result of $37.9 million generated from operating activities and $5.0 million from proceeds from exercise of options and warrants, offset by $18.7 million invested in property, plant and equipment, and mineral property interests and $6.7 million increase in deposits on long-term assets.

During the first half of 2011, the Company spent $11.6 million on mineral properties and $16.8 million on property, plant and equipment on a cash basis. During the quarter ended June 30, 2011, the Company spent $6.4 million on its mineral properties and a further $12.4 million on plant and equipment on a cash basis.

The Company is accumulating cash in treasury and preparing for the additional investments in the mill expansion at La Parrilla and the development of the Del Toro project.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash flows from operations were strong at $72.4 million in the first half of 2011, and with current silver prices the operational cash flows are expected to remain robust through 2011. During the first half of 2011, $22.9 million was received from the exercises of options and warrants. As at the date of this MD&A, a total of 161,500 warrants remain outstanding and are available to be exercised and will expire by the end of September 2011. As the expiring warrants are at exercise prices of $3.30, we anticipate that all will be exercised prior to expiring, potentially adding a further $0.5 million to treasury in 2011.

As at the date of this MD&A, with $110 million in treasury and robust cash flows from operations expected through 2011, the Company believes it has sufficient funds to meet current operating and capital requirements, as well as the additional capital requirements of the $21.6 million expansion at La Parrilla (which includes additional underground development requirements) and the Del Toro development of $43.9 million. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

2011 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2011. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

The Company expects to meet its previous guidance regarding total production of eight million equivalent ounces of silver for the 2011 fiscal year. However, a review of the Company’s cost structure and primary drivers of cost per tonne was done in connection with the review of the second quarter financial results. Costs in the first and second quarters were analyzed in detail and unit costs and inventories were reviewed to establish more precise guidance for the second half of the 2011 fiscal year. The Company re-ran its projection models with assumptions it believes are more representative of economic circumstances in the latter half of 2011, as well as indicative production parameters for grades and recoveries and throughputs for each of its operations. The revised economic and operating assumptions are listed in the table below with the expected costs per tonne and total cash costs per ounce for the remainder of 2011.

Regarding the Company’s revised cost assumptions for the second half of 2011, we have noted the following factors which will affect our costs moving forward:

(i)

Cyanide – as a result of the purchase of some high priced cyanide in May and June and the known price increases from suppliers in the second half of 2011, we anticipate our cyanide costs will increase 26% in the second half of 2011. This is expected to have an overall impact of increasing our total cash costs per ounce by $0.27.

(ii)

Foreign exchange – with an expectation of 11.75:1 as the ratio of Pesos to USD in the second half of 2011 (irrespective of volatilities since June 30, 2011), this is a 6.7% increase over our prior assumption of 12.6:1 as it applies to costs denominated in Pesos and reported in USD - on average 79% of all of our production costs are denominated in Pesos - this translates to a change of foreign exchange assumptions that results in an anticipated increase to total cash cost of $0.38 per ounce.

(iii)	Security costs – on average the Company’s security costs have increased $0.11 per ounce on average which has an impact on total consolidated cash costs.
(iv)

Diesel and electricity costs – on average the increases in these inputs are expected to increase total cash costs by $0.22 per ounce. Electricity at La Encantada is produced by diesel fuelled generators whereas electricity is acquired through power grids at La Parrilla and San Martin.

In total, we are anticipating an increase in total cash cost of approximately $0.98 per ounce of silver as an increase that is explained by the above-noted primary cost drivers for our operations. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The actual results of the Company’s past six quarters and the outlook for the second half of 2011 are provided in the following table.

	2010			2011
						2011 Revised	2011 Prior
OPERATING PARAMETERS	Actual	Q1 Actual	Q2 Actual	H1 Actual	H2 Outlook	Outlook	Outlook
La Encantada
Total Tonnes Processed	1,074,538	314,712	333,710	648,422	650,228	1,298,650	1,144,125
Operating Days	339	83	82	165	171	336	339
Tonnes Per Day (tpd) Processed	3,170	3,792	4,062	3,926	3,803	3,863	3,375
Grade (g/t)	234	225	208	216	215	216	200
Recovery (%)	48	50	51	50	55	53	60
Ag Ounces from Production	3,854,979	1,136,419	1,133,654	2,270,073	2,472,050	4,742,123	4,414,133
Total Equivalent Ounces Production (2)	3,980,230	1,138,624	1,139,336	2,277,960	2,472,050	4,750,010	4,414,133
Total Cash Costs per Payable Silver Ounce (1)	$7.14	$7.17	$7.61	$7.39	$7.18	$7.28	$6.64
Total Production Cost per Tonne	$21.54	$23.80	$24.09	$23.95	$25.21	$24.58	$23.51
La Parrilla
Total Tonnes Processed	303,869	74,503	77,363	151,866	206,511	358,377	346,032
Operating Days	331	81	83	164	167	331	331
Tonnes Per Day (tpd) Processed	918	920	932	926	1,237	1,083	1,045
Grade (g/t)	209	184	208	196	224	212	226
Recovery (%)	76	73	76	75	77	76	77
Ag Ounces from Production	1,548,832	319,405	395,716	715,121	1,140,659	1,855,780	1,947,047
Total Equivalent Ounces Production (2)	1,813,787	363,648	443,304	806,952	1,324,545	2,131,497	2,279,247
Total Cash Costs per Payable Silver Ounce (1)	$7.38	$10.66	$8.84	$9.65	$8.67	$9.05	$7.44
Total Production Cost per Tonne	$38.53	$42.60	$45.88	$44.27	$45.86	$45.19	$39.66
San Martin
Total Tonnes Processed	264,449	67,291	71,004	138,295	138,401	276,696	252,450
Operating Days	330	80	83	163	167	330	330
Tonnes Per Day (tpd) Processed	801	841	855	848	829	838	765
Grade (g/t)	168	179	141	159	140	149	178
Recovery (%)	79	81	78	80	80	80	80
Ag Ounces from Production	1,125,514	313,384	251,009	564,393	498,366	1,062,759	1,153,887
Total Equivalent Ounces Production (2)	1,230,036	323,094	261,190	584,284	543,066	1,127,350	1,235,420
Total Cash Costs per Payable Silver Ounce (1)	$8.98	$9.85	$10.72	$10.24	$11.48	$10.82	$8.47
Total Production Cost per Tonne	$42.45	$45.34	$40.67	$42.94	$42.93	$42.93	$39.46
Consolidated
Total Tonnes Processed	1,642,856	456,506	482,077	938,583	995,140	1,933,723	1,742,607
Grade (g/t)	219	212	198	205	206	206	202
Recovery (%)	56	57	58	58	62	60	66
Ag Ounces from Production	6,529,325	1,769,208	1,780,379	3,549,587	4,111,075	7,660,662	7,515,067
Total Equivalent Ounces Production (2)	7,024,053	1,825,366	1,843,830	3,669,196	4,339,661	8,008,857	7,928,800
Total Cash Costs per Payable Silver Ounce (1)	$7.53	$8.26	$8.32	$8.29	$8.07	$8.17	$7.09
Total Production Cost per Tonne	$28.05	$30.04	$30.03	$30.03	$31.91	$31.00	$29.03

(1)	See reference to non-IFRS measures per page 6 of this MD&A.
(2)	Assumptions:

MXP:USD Foreign Exchange Rate:	11.75:1 (79% Mexican Pesos)
La Parrilla 1,000 tpd flotation plant startup date:	September 1, 2011
La Parrilla 750 tpd cyanidation plant startup date:	November 1, 2011
Price of Silver $35.00/oz., Gold $1,600/oz.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2011, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated interim financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended June 30, 2011, there were no significant transactions with related parties outside of the ordinary course of business.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF FINANCIAL AND CAPITAL RISK

There are no significant changes in management of financial and capital risk compared to the Company’s 2010 Canadian GAAP annual financial statements except for the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2011, the Company has outstanding trade payables of $6.5 million (December 31, 2010 - $6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.2 million (December 31, 2010 - $6.3 million) which are generally payable within 12 months.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
Balances in USD$'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$9,359	$2,654	$5,021	$1,684	$-
Purchase Obligations	24,391	24,391	-	-	-
Decommissioning liabilities	7,358	-	-	-	7,358
Trade payables and accrued liabilities	21,815	21,815	-	-	-
Total Obligations	$62,923	$48,860	$5,021	$1,684	$7,358

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2011	December 31, 2010
Balances in USD$'000			Trade payables	Net assets		Net assets
	Cash and cash	Trade and	and accrued	(liabilities)	Effect of +/- 10%	(liabilities)		Effect of +/- 10%
	equivalents	other receivable	liabilities	exposure	change in currency	exposure		change in currency
Canadian dollar	$67,493	$110	$(2,596)	$65,007	$6,501	$8,174 $		817
Mexican peso	3,708	4,022	(17,164)	(9,434)	(943)	(10,726)		(1,073)
	$71,201	$4,132	$(19,760)	$55,573	$5,558	$(2,552	) $	(256)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc and lead, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk.

As at June 30, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at June 30, 2011 does not have a significant impact in net earnings.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates on the resulting effects of the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

All of the Company’s significant accounting policies and the estimates are included in Note 3 of its consolidated interim financial statements for the three months ended March 31, 2011 and consolidated interim financial statements for the three and six months ended June 30, 2011. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Mining Interests;

  Depletion and Depreciation of Property, Plant and Equipment;

  Decommissioning Liabilities;

  Income Taxes; and

  Share-based Payments.

Carrying Values of Property, Plant and Equipment and Mining Interests

The Company reviews and evaluates its mining interests for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated discounted future cash flows are less than the carrying amount of the assets. Estimated discounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Recoverable value for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2010 under GAAP and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment and Mining Interests

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the straight-line method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Decommissioning Liabilities

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Initially, decommissioning liabilities is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the decommissioning liabilities, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows and the liability-specific discount rate needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a risk free discount rate. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at June 30, 2011.

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at June 30, 2011, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Due to the size, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Share-based Payments

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 24 “First Time Adoption of IFRS” of the Company’s consolidated interim financial statements for the three months ended March 31, 2011 and Note 27 of the consolidated interim financial statements for the quarter and six months ended June 30, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,

  the Company’s Annual Information Form,

  the Company’s audited consolidated financial statements for the year ended December 31, 2010.